EXHIBIT 99.1

Neptune Files ITC Complaint Against Competitors Aker, Enzymotec, Rimfrost, Olympic and Others

LAVAL, Quebec, Jan. 30, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq.NEPT) (TSX:NTB) announces that it has filed a complaint under Section 337 of the US Tariff Act of 1930 (the "Complaint") with the United States International Trade Commission (the "ITC") alleging that Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS, Enzymotec Limited, Enzymotec USA, Inc., Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc., a division of Pharmachem Laboratories Inc. (the "Respondents") are engaging in unfair trade practices by, at least, the importation, sale for importation, and sale after importation of certain krill-based products, namely krill paste and krill oils, that directly or indirectly infringe one or more claims of Neptune's U.S. Patent No. 8,278,351 ("the '351 Patent").

"Neptune's patent estate reflects its position as the pioneer and market leader in the field. The filing of the Complaint is consistent with our philosophy that infringing competitors must be held accountable for their actions," said Mr. Henri Harland, Neptune's CEO and President. "This approach will enhance our business position as the leader and the innovator in this market."

Neptune is seeking an order prohibiting the Respondents, their subsidiaries, related companies and agents from engaging in the importation, sale for importation, marketing and/or advertising, distribution, offering for sale, sale, sale after importation, or other transfer within the United States of certain krill-based products that infringe one or more claims of the '351 Patent. Neptune expects that the ITC investigation will formally commence within the next month or so, and that the case will take a total of about 15 to 18 months to conclude.

"The ITC is one of the fastest means for judicial resolution of a patent dispute in the United States and it has the power to issue broad and severe remedies," added Mr. Harland. "When a company infringes our patents, without our permission or a license, we owe it to our shareholders and investors to protect the patents through every means available to us," he concluded.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune has a patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Asian neutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma Inc. ("Acasti") (TSX-V:APO) (Nasdaq:ACST) and NeuroBioPharm Inc. ("NeuroBioPharm"), in which Neptune respectively holds 57% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its amended and restated annual information form dated September 11, 2012, in its press release announcing an action plan to resume operations and supply customers dated November 26, 2012 and in its other public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com